1095 Avenue of the Americas
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+1 212 698 3500 Main
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www.dechert.com

STEPHEN H. BIER

stephen.bier@dechert.com
+1 212 698 3889 Direct
+1 212 698 3599 Fax

September 3, 2015

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attn: Jeff Long, Division of Investment Management

Re:	Avenue Mutual Funds Trust (the “Trust”)
(File Nos. 333-180165; 811-22677)

Dear Mr. Long:

Thank you for your telephonic comments regarding the Trust’s fact sheets and Annual and Semi-Annual Reports to Shareholders.  We have reproduced your comments below, followed by our responses.

Fact Sheets

1.              Comment:                                       The Staff notes that the Net Total Expense Ratio footnote states that “investment related expenses such as dividend and interest expenses from short sales, stock loan fees and interest expense” are excluded from the Net Total Expense Ratio shown.  The Staff believes these are Fund expenses paid by shareholders and should therefore be included in the Net Total Expense Ratio shown in each fact sheet.

Response:                                        We note the Staff’s comment and will include these expenses in the Net Total Expense Ratio going forward.

Annual and Semi-Annual Reports to Shareholders

2.              Comment:                                       Please revise the footnote in the “Expense Examples—Hypothetical Example” table to disclose the actual number of days in the most recent fiscal half year and the actual number of days in the fiscal year.  (See Item 27(d)(1) of Form N-1A)

Response:                                          We note the Staff’s comment and will revise the footnote going forward.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3889 or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier

cc:                  Todd Greenbarg, Esq., Avenue Capital Group
Stuart M. Strauss, Esq., Dechert LLP